March 30, 2010

VIA EDGAR

Ms. Patricia P. Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, D.C. 20549

Re:	DoubleLine Funds Trust

File Nos.: 811-22378 and 333-164298

Dear Ms. Williams:

We are pleased to submit this letter on behalf of the DoubleLine Funds Trust (the “Trust”) in response to the comments you provided to me by telephone on March 19, 2010 to the registration statement on Form N-1A Pre-Effective Amendment No. 1 for the Trust (the “Registration Statement”) filed with the Commission on March 5, 2010. The Trust has three series, DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, and DoubleLine Emerging Markets Fixed Income Fund (each a “Fund” or collectively the “Funds”). Your comments are set forth below in italics and are followed by the Trust’s responses, which are reflected in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A, filed with the SEC today.

1.	With reference to the summary prospectus for the DoubleLine Total Return Bond Fund and footnote number 2 in the Fees and Expenses of the Fund table, please clarify that the Adviser fee waiver and/or expense reimbursement arrangement may not be terminated during the first year following the effectiveness of the registration statement.

Comment accepted. Please see page 1 of the Registration Statement. All related references in the Registration Statement have been modified accordingly.

2.	With reference to the summary prospectus for the DoubleLine Total Return Bond Fund and the Portfolio Turnover disclosure on page 2, please remove the reference to “commissions (or other indirect transaction costs)”. Since the DoubleLine Total Return Bond Fund invests primarily in bonds, which are not subject to commissions, this disclosure is not applicable here.

Comment accepted. Please see page 2 of the Registration Statement. All related references in the Registration Statement have been modified accordingly.

March 30, 2010

3.	In the section “Principal Risks and Risk Definitions” on Page 15 of the Registration Statement, please add disclosure of the principal investment strategies for each Fund as required by Item 9(b) of Form N-1A.

Comment accepted. Please see the added disclosure beginning on page 15 of the Registration Statement.

4.	Please confirm that the section in the prospectus entitled “Prior Performance of the Portfolio Managers” is being removed.

Although the Trust believes the inclusion of this information in the Registration Statement is permissible under applicable laws and wholly consistent with the positions taken by the Commission staff in the pertinent no-action letters, we confirm that the Trust has made a business decision to remove this disclosure from the Registration Statement at this time. The Trust may discuss with the Commission the inclusion of this information at a future date.

5.	In the privacy policy included at the end of the prospectus, please remove the language “The following notice does not constitute part of and is not incorporated into the Prospectus.”

Comment accepted. Please see page 39 of the Registration Statement.

6.	On page B-1 of the Statement of Additional Information, please clarify in fundamental policy number 5 that loan participations will be considered investments in both the industry of the underlying borrower and of the seller of the loan participation. See Putnam Diversified Premium Income Trust (avail. July 10, 1989).

Comment accepted. Please see page B-1 of the Registration Statement.

If you have any questions regarding these matters or require any additional information, please contact me at (212) 504-6376.

Sincerely,

/s/ Ray Shirazi
Ray Shirazi

March 30, 2010

cc:	Mr. Ronald R. Redell
DoubleLine Funds Trust

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